

Mail Stop 3561

July 20, 2007

Mr. Glen E. Tullman
Chairman and Chief Executive Officer
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart, Suite 2024
Chicago, IL 60654

>   **Re: Allscripts Healthcare Solutions, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 1, 2007**
>   **File No. 000-32085**

Dear Mr. Tullman:

　　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8. Financial Statements and Supplementary Data, page 47

Note 3 - Business Combinations, page 62

1.　　　We note that in connection with the March 2006 acquisition of A4 Health Systems, Inc., you determined that you will generate adequate taxable income for the foreseeable future to realize your deferred tax assets, resulting in the reversal of $61.3 million of previously recorded valuation allowances against these deferred tax assets. Please tell us how you determined that the reversal of the valuation allowances should recorded as an adjustment to goodwill rather than as a tax benefit in accordance with SFAS 109. We note that since the previously reserved deferred tax assets were not related to the A4 acquisition, it would appear that paragraph 30 of SFAS 109 would not be applicable to the reversal of the valuation allowances against those deferred tax assets.

2.   We note your disclosure that the Company obtained a third party valuation of certain intangible assets. Since reference is made to the use of a valuation, the expert that prepared the valuation should be named, and the consent of the expert should be filed as an exhibit. Alternatively, you may elect to revise your disclosures to eliminate all references to the use of experts and/or third party valuations. Please advise and revise accordingly.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies